UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Turnstone Biologics Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90042W100

13G

1.	NAMES OF REPORTING PERSONS Timothy J. Langer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,293,220 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,293,220 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,220 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,187,814 shares of Common Stock (as defined in Item 2(d) below) held of record by the Reporting Person (as defined in Item 2(a) below) and (ii) 105,406 shares of Common Stock underlying stock options granted to the Reporting Person, which are exercisable within 60 days of the date hereof.

(2)

Based on 23,093,075 shares of Common Stock outstanding as of November 9, 2023, as reported by the Issuer (as defined in Item 1(a) below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2023 (the “Form 10-Q”), plus 105,406 shares of Common Stock underlying stock options granted to the Reporting Person, which are exercisable within 60 days of the date hereof.

CUSIP No. 90042W100

13G

Item 1(a).	Name of Issuer:

Turnstone Biologics Corp. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9310 Athena Circle, Suite 300

La Jolla, California 92037

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is being filed by Timothy J. Langer (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Person is 21179 Entrada Road, Topanga, CA 90290.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

90042W100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for the Reporting Person and the corresponding footnotes.

(b) Percent of class:

See Row 11 of the cover page for the Reporting Person and the corresponding footnotes.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for the Reporting Person and the corresponding footnotes.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for the Reporting Person and the corresponding footnotes.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for the Reporting Person and the corresponding footnotes.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for the Reporting Person and the corresponding footnotes.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 90042W100

13G

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

/s/ Timothy J. Langer
Timothy J. Langer